News Release

Brascan Closes Transaction to Acquire B.C. Timber Assets

Toronto, CANADA, May 30, 2005 – Brascan Corporation (NYSE/TSX: BNN) today announced that it has completed the acquisition of Weyerhaeuser’s British Columbia coastal business for approximately C$1.2 billion, plus working capital, a transaction which included:

•	635,000 acres of high quality, freehold timberlands; and

•	five saw mills, two remanufacturing facilities and 3.6 million m3 of associated annual Crown harvest rights.

Brascan, in partnership with two leading Canadian institutional partners, will own and operate the freehold timberlands as a private equity investment, Island Timberlands LP. Brascan has also formed a new company, Cascadia Forest Products Ltd., to own and operate the sawmills and Crown harvest lands, building on over 30 years of experience operating in the North American timber sector.

“The size and quality of the B.C. coastal timberlands that form Island Timberlands LP, represents a unique opportunity to expand our asset management activities with institutional partners in an asset class that is recognized for its ability to generate long term, sustainable cash flows and that increase in value over time,” commented Bruce Flatt, President and CEO of Brascan Corporation. “We view the Cascadia operation as an excellent restructuring opportunity and look forward to actively contributing to the revitalization of the coastal B.C. forest industry,” added Flatt.

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Brascan Corporation is a global asset manager focused on property, power and infrastructure assets. With $40 billion of assets owned and under management, the company owns 70 premier office properties and 130 power generating plants. The company is inter-listed on the New York and Toronto stock exchanges.

Contact:

Katherine C. Vyse
SVP, Investor Relations and Communications
Tel: 416-369-8246
Email: kvyse@brascancorp.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.